

May 15, 2014

Via E-mail
Rubel Yilmaz
Chief Financial Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP
United Kingdom

   Re: **VTTI Energy Partners LP**
      Draft Registration Statement on Form F-1
      Submitted April 17, 2014
      CIK No. 0001605725

Dear Mr. Yilmaz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that VTTI B.V. ("VTTI") will convey its equity interests in the Operating Companies to the selling unitholder, and the selling unitholder will convey its ownership interest in the Operating Companies in exchange for your common units and subordinated units at the closing of this offering. We also note your statement that the selling unitholder may be deemed to be an underwriter with respect to the common units that it will sell in the offering. Please provide us with an analysis as to whether VTTI and the selling unitholder are underwriters with respect to this offering.

Summary, page 1

Summary of Conflicts of Interest and Duties, page 8

4.   You state that your general partner's executive officers are employed by VTTI MLP Services Ltd, or VTTI Services, and will provide services to VTTI MLP Holdings Ltd. Please clarify the relationship between VTTI Services and VTTI and its affiliates. Provide us with an analysis as to whether you are required to disclose any agreements with VTTI Services under Item 7.B of Form 20-F and whether you are required to file any agreements with VTTI Services.

5.   You state that your partnership agreement limits the liability and restricts the fiduciary duties of your general partner to your unitholders, and that your partnership agreement also restricts the remedies available to unitholders. You further state that by purchasing a common unit, investors are agreeing to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement. Please clarify that notwithstanding these statements, investors are not waiving any rights they may have under the federal securities laws.

Simplified Organizational and Ownership Structure After this Offering, page 13

6.   In your organizational diagram, please clarify the ownership percentage between VTTI and the selling unitholder.

Summary Historical Financial and Operating Data, page 19

7.   Disclosure in your submission states that your future consolidated financial statements
        will include VTTI Operating and the Operating Companies (as defined in your
        submission) as consolidated subsidiaries because you will control VTTI Operating's
        assets and operations through the VTTI Operating Agreement. Please provide us with
        your analysis of the guidance per FASB ASC 810-10 regarding the consolidation of
        entities controlled by contract. Your response should also explain how you considered
        the guidance per FASB ASC 810-10 regarding variable interest entities.

Risk Factors, page 21

The NYSE does not require "foreign private issuers". . .to comply with certain of its corporate
governance requirements, page 46

8.   In this risk factor, or in a separate risk factor, disclose that your holders will not have
        access to the same level of information required of U.S. registrants under the Exchange
        Act because, as a foreign private issuer:

        • you will be exempt from the Exchange Act's proxy statement requirements;

        • your officers, directors and principal shareholders will be exempt from the reporting
          and short-swing profit recovery provisions of Exchange Act Section 16;

        • you will not be subject to Regulation FD, which restricts the selective disclosure of
          material information;

        • you will not be required to file annual and interim reports under the Exchange Act as
          frequently or as promptly as U.S. reporting companies; and

        • even if you were to lose your emerging growth company status, you would still
          be able to provide reduced disclosure on certain issues, for example, regarding the
          annual compensation of your named executive officers, which, as a foreign private
          issuer, you may provide in the aggregate as long as your home country does not
          require the disclosure of, and you have not otherwise disclosed, the annual
          compensation of your executive officers on an individual basis.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us
with legal process…, page 48

9.   In this risk factor, clarify whether an investor could find it difficult:

        • to enforce in a Marshall Islands court a U.S. court judgment based upon the civil
          liabilities provisions of the U.S. federal securities laws against you and your
          executive officers and directors; or

        • to bring an original action in a Marshall Islands court to enforce liabilities based upon
          the U.S. federal securities laws against you and the above persons.

Cash Distribution Policy and Restrictions on Distributions, page 56

10.   Please provide a table that indicates what distributions would have been on an aggregate and per unit basis both for the four most recent fiscal quarters and for the fiscal year ending December 31, 2013.

VTTI Energy Partners LP

Forecasted Cash Available for Distribution, page 65

11.   Please also provide the tabular disclosures on a quarterly basis.

Business, page 108

Our Terminals, page 114

12.   For clarity, please consider explaining industry specific terms such as "complex blending" (page 114), "bunker" (page 116), "clearing hub" (page 116), and "hydrants" (page 118). Alternatively, expand your glossary to include definitions of such terms.

Management, page 127

Directors and Executive Officers of VTTI Energy Partners GP LLC, page 128

13.   You state that the directors of your general partner are elected by the sole member of our general partner. Please clarify here that the sole member of your general partner is the selling unitholder, which in turn is a wholly-owned subsidiary of VTTI.

14.   We note that you identify two executive officers of your general partner. Please clarify whether you intend to appoint more executive officers prior to your offering.

Executive Compensation, page 129

15.   We note your statement that neither you nor your general partner employ the individuals serving as your executive officers. Nevertheless, since those individuals are functioning as your executive officers, you are required to disclose their annual compensation in the aggregate if Marshall Islands law does not require executive compensation disclosure on an individual basis and their individual compensation has not otherwise been disclosed. See Item 6.B of Form 20-F. Please supplementally advise regarding the Marshall Islands disclosure requirements concerning executive compensation and whether the individual annual compensation of your named executive officers has been disclosed in that jurisdiction. If you are eligible to provide the annual compensation of your executive officers in the aggregate, then disclose the amount of the fixed fee that you will pay VTTI MLP Holdings Ltd that pertains to the services of your named executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 130

16.   Supplementally confirm, if true, that there are no U.S. holders of your units. See Item 7.A.2 of Form 20-F.

17.   You state that VTTI is a joint venture between MTTI Sdn. Bhd. and Martank B.V. Please clarify how they are affiliated with MISC and VITOL.

18.   For your selling unitholder, please identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that unitholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Party Transactions, page 132

Agreements Governing the Transactions, page 133

Omnibus Agreement, page 134

19.   Please specify when your right of first offer to acquire VTTI's assets expires.

Material U.S. Federal Income Tax Considerations (page 140)

20.   This section should discuss the material tax *consequences* (and not just "tax considerations") to U.S. holders regarding the ownership and disposition of your common shares under U.S. federal tax law. Revise accordingly.

Service of Process and Enforcement of Civil Liabilities, page 176

21.   Please reconcile this disclosure with your exclusive forum provision that you describe at page 150.

22.   We note that your principal executive offices are located in the United Kingdom. Supplementally advise, with a view to disclosure, why you have also not addressed the difficulties, if any, of enforcing a U.S court judgment based upon the civil liability provisions of the U.S. federal securities laws, or bringing an original action to enforce liabilities under the U.S. federal securities laws, in a U.K. court against you and your officers and directors. See Regulation S-K Item 101(g).

Financial Statements, page P-1

Combined Carve-Out Balance Sheets, page F-2

23.   The amount you indicate for Property, Plant and Equipment as of December 31, 2013, $1,566.9 million, does not appear to be mathematically correct, as it does not agree with the corresponding amount presented in Note 7 – Property, Plant and Equipment to the financial statements, page F-20, which is indicated as $1,556.9 million. Accordingly, please revise your financial statements to eliminate such inconsistency, and verify the accuracy of your "Total long-term assets" subtotal on your balance sheet.

Exhibits

24.   Please file all agreements required to be filed by Item 19 of Form 20-F, or revise your exhibit index to include all agreements that you intend to file as exhibits.

Closing Comments

        Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

                                                                Sincerely,

                                                                /s/ A.N. Parker

                                                                Anne Nguyen Parker
                                                                Branch Chief